Exhibit 99.1

Niu Technologies Announces First Quarter 2022 Financial Results

-- First Quarter Total Volume of e-scooter sales up 9.4% year over year

-- First Quarter Revenues of RMB 575.5 million, up 5.1% year over year

-- First Quarter Net Loss of RMB 29.6 million, compared with net loss of RMB 5.4 million in the same period of last year

BEIJING, China, May 23, 2022 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial Highlights

•	Revenues were RMB 575.5 million, an increase of 5.1% year over year

•	Gross margin was 19.1%, compared with 23.8% in the first quarter of last year

•	Net loss was RMB 29.6 million, compared with net loss of RMB 5.4 million in the first quarter of last year

•	Adjusted net loss (non-GAAP)[1] was RMB 16.3 million, compared with adjusted net income of RMB 6.7 million in the first quarter of last year

First Quarter 2022 Operating Highlights

•	The number of e-scooters sold reached 163,659, up 9.4% year over year

•	The number of e-scooters sold in China reached 148,987, up 3.0% year over year

•	The number of e-scooters sold in the international markets was 14,672, up 193.7% year over year

•	The number of franchised stores in China was 3,248 as of March 31, 2022, an increase of 140 from December 31, 2021

•	International sales network expanded to 43 distributors covering 51 countries

Dr. Yan Li, Chief Executive Officer of the Company, commented: “Despite experiencing a challenging quarter with the supply chain shortage, logistic disruption, and volatile retail environment caused by the recent COVID outbreaks, we managed to achieve moderate growths of sales volume and revenues compared to the same period last year. While uncertainties in the China market continue in Q2 due to the COVID outbreaks, we are confident that our growth strategy to develop diversified product portfolio, including our new product offerings in micro-mobility segment, and our global market expansion plan, will help us weather through the temporary China market shortfalls, and well position the company to capture the post-pandemic rebounds in electric two-wheeler demand.”

Dr. Li continued, “The ongoing increase in raw materials prices, especially lithium-ion battery prices in Q1, has created extra pressure on our gross margin. As the premium brand in the electric two-wheeler market, we will continue to develop innovative products with unique value propositions to our users, and regain the gross margin gradually.”

1 Adjusted net income/loss (non-GAAP) is defined as net income/loss excluding share-based compensation expense

First Quarter 2022 Financial Results

Revenues were RMB 575.5 million, an increase of 5.1% year over year, due to 9.4% increase in sales volume, partially offset by decreased revenues per e-scooter of 3.9%. The following table shows the revenues breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2022 Q1	2021 Q1	% change YoY
E-scooter sales from China market	457.7	406.3	+12.6%
E-scooter sales from international markets	65.7	38.9	+68.9%
E-scooter sales, sub-total	523.4	445.2	+17.5%
Accessories, spare parts and services	52.1	102.1	-48.9%
Total	575.5	547.3	+5.1%

Revenues per e-scooter (in RMB)	2022 Q1	2021 Q1	% change YoY
E-scooter sales from China market[2]	3,072	2,809	+9.4%
E-scooter sales from international markets[2]	4,476	7,786	-42.5%
E-scooter sales	3,198	2,975	+7.5%
Accessories, spare parts and services[3]	318	682	-53.4%
Revenues per e-scooter	3,516	3,657	-3.9%

▪	E-scooter sales revenues from China market were RMB 457.7 million, an increase of 12.6%, and represented 87.5% of total e-scooter revenues. The increase was mainly driven by the unit price increases by 9.4%, and the sales volume increases by 3% in China.

▪	E-scooter sales revenues from international markets were RMB 65.7 million, an increase of 68.9%, and represented 12.5% of total e-scooter revenues. The increase was mainly driven by the increase in sales of kick-scooter.

▪	Accessories, spare parts sales and services revenues were RMB 52.1 million, a decrease of 48.9% and represented 9.1% of total revenues. The decrease was mainly due to the overseas battery pack sales reduction.

▪	The decrease of revenues per e-scooter was mainly due to the sales of kick-scooter which has a lower average sales price compared with that of other e-scooters.

Cost of revenues was RMB 465.8 million, an increase of 11.7% year over year, mainly due to higher e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 2,846, up 2.1% from RMB 2,787 in the first quarter 2021 due to higher raw material costs and product mix change.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international market in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Gross margin was 19.1%, compared with 23.8% in the same period of 2021. The decrease of gross margin was due to consistent cost pressure and the decrease in sales of accessories, spare parts and services, which generally have higher gross margin.

Operating expenses were RMB 143.0 million, an increase of 9.6% from the same period of 2021. Operating expenses as a percentage of revenues was 24.8%, compared with 23.8% in the first quarter of 2021.

▪	Selling and marketing expenses were RMB 70.0 million (including RMB 3.9 million of share-based compensation), a decrease of 4.7% from RMB 73.5 million in the first quarter of 2021. The decrease was mainly due to the decrease in advertising and promotion expense of RMB 26.1 million, partially offset by the increase in depreciation and amortization expense of RMB 13.8 million as a result of opening of new franchised stores, and the increase in staff cost of RMB 5.3 million, and the increase in share-based compensation expenses of RMB 0.9 million. Selling and marketing expenses as a percentage of revenues was 12.2% compared with 13.4% in the first quarter of 2021.

▪	Research and development expenses were RMB 41.8 million (including RMB 4.9 million of share-based compensation), an increase of 63.4% from RMB 25.6 million in the first quarter of 2021, mainly due to the increase in design and testing expense of RMB 6.6 million, the increase in staff cost of RMB 6.3 million, the system development fees of RMB 2.0 million and the increase in share-based compensation expenses of RMB 0.9 million. Research and development expenses as a percentage of revenues was 7.3%, compared with 4.7% in the first quarter of 2021.

▪	General and administrative expenses were RMB 31.1 million (including RMB 4.1 million of share-based compensation), a decrease of 0.8% from RMB 31.3 million in the first quarter of 2021, mainly due to the decrease in foreign currency exchange loss of RMB 4.7 million and share-based compensation expenses of RMB 0.7 million, partially offset by the increase in staff cost of RMB 4.6 million. General and administrative expenses as a percentage of revenues was 5.4%, compared with 5.7% in the first quarter of 2021.

Operating expenses excluding share-based compensation were RMB 130.0 million, increased by 9.6% year over year, and represented 22.6% of revenues, compared with 21.7% in the first quarter of 2021.

▪	Selling and marketing expenses excluding share-based compensation were RMB 66.1 million, a decrease of 6.2% year over year, and represented 11.5% of revenues, compared with 12.9% in the first quarter of 2021.

▪	Research and development expenses excluding share-based compensation were RMB 36.9 million, an increase of 70.9% year over year, and represented 6.4% of revenues, compared with 3.9% in the first quarter of 2021.

▪	General and administrative expenses excluding share-based compensation were RMB 26.9 million, an increase of 1.7% year over year, and represented 4.7% of revenues, compared with 4.8% in the first quarter of 2021.

Government grants were RMB 0.3 million, decreased by RMB 0.1 million from the same period of 2021.

Share-based compensation was RMB 13.2 million, compared with RMB 12.1 million in the same period of 2021.

Income tax expense was RMB 1.3 million, a decrease of RMB 7.9 million from the same period of 2021.

Net loss was RMB 29.6 million, compared with net loss of RMB 5.4 million in the first quarter of 2021. The net loss margin was 5.1%, compared with net loss margin of 1.0% in the same period of 2021.

Adjusted net loss (non-GAAP) was RMB 16.3 million, compared with adjusted net income of RMB 6.7 million in the first quarter of 2021. The adjusted net loss margin4 was 2.8%, compared with the adjusted net income margin of 1.2% in the same period of 2021.

Basic and diluted net loss per ADS were both RMB 0.38 (US$ 0.06).

Balance Sheet

As of March 31, 2022, the Company had cash, term deposits and short-term investments of RMB 889.6 million in aggregate. The Company had restricted cash of RMB 222.5 million and short-term bank borrowings of RMB 180.0 million.

Business Outlook

In light of the current market conditions, including the on-going COVID resurgence in China, NIU expects its revenues for the second quarter of 2022 to be in the range of RMB803 million (representing a year-over-year decrease of 15%) to RMB945 million (representing no year-over-year change). This outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation, which is subject to change due to uncertainties relating to a various factors, such as the pace of COVID-19 pandemic recovery, among others.

4 Adjusted net income/loss margin is defined as adjusted net income/loss (non-GAAP) as a percentage of the revenues

Conference Call

The Company will host an earnings conference call on Monday, May 23, 2022 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time) to discuss its first quarter 2022 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers, an event passcode, and a unique registrant ID, which will be used to join the conference call.

Event:	Niu Technologies First Quarter 2022 Earnings Conference Call
Registration Link:	http://apac.directeventreg.com/registration/event/4909308
Conference ID:	4909308

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

A replay of the conference call can be accessed by phone two hours later at the following numbers until May 31, 2022.

United States	+1-855-452-5696
International	+61-281-990-299
Hong Kong	800-963-117
Mainland China	400-820-9703
Conference ID	4909308

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles and kick-scooters. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. NIU’s product portfolio comprises its (i) four electric scooter and motorcycle series, NQi, MQi, UQi and Gova, (ii) one kick-scooter series, KQi, (iii) one high performance motorcycle series, RQi, (iv) one hybrid motorcycle series, YQi and (v) one e-bike series, BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services. For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income and adjusted net income margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income is defined as net income excluding share-based compensation expenses. Adjusted net income margin is defined as adjusted net income as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.3393 to US$ 1.00, the exchange rate in effect as of March 31, 2022, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to First parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	March 31,	March 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash	208,373,759	112,772,965	17,789,498
Term deposits-current	95,635,500	174,575,500	27,538,608
Restricted cash	223,971,197	222,547,853	35,106,061
Short-term investments	773,678,455	550,504,866	86,840,009
Notes receivable	-	480,000	75,718
Accounts receivable, net	268,557,176	171,925,483	27,120,578
Inventories	269,637,042	345,883,765	54,561,823
Prepayments and other current assets	56,061,263	103,305,366	16,296,021
Total current assets	1,895,914,392	1,681,995,798	265,328,316

Non-current assets
Term deposits-non-current	35,939,250	51,741,000	8,161,942
Property, plant and equipment, net	397,215,911	413,418,358	65,215,143
Intangible assets, net	3,668,189	3,197,885	504,454
Operating lease right-of-use assets, net	94,201,263	92,617,121	14,609,992
Deferred income tax assets	11,907,344	12,542,331	1,978,504
Other non-current assets	2,367,064	4,024,423	634,837
Total non-current assets	545,299,021	577,541,118	91,104,872

Total assets	2,441,213,413	2,259,536,916	356,433,188

LIABILITIES
Current liabilities
Short-term bank borrowings	180,000,000	180,000,000	28,394,302
Notes payable	143,622,874	158,989,430	25,079,966
Accounts payable	538,930,163	349,703,259	55,164,333
Income taxes payable	17,601,525	16,294,581	2,570,407
Advances from customers	17,266,994	80,880,798	12,758,632
Deferred revenue-current	32,757,740	33,516,338	5,287,072
Accrued expenses and other current liabilities	198,904,558	150,643,299	23,763,397
Total current liabilities	1,129,083,854	970,027,705	153,018,109

Deferred revenue-non-current	10,693,692	10,657,593	1,681,194
Deferred income tax liabilities	1,992,388	2,361,460	372,511
Operating lease liabilities-non-current	13,921,859	12,821,241	2,022,501
Other non-current liabilities	20,967,430	17,597,175	2,775,886
Total non-current liabilities	47,575,369	43,437,469	6,852,092

Total liabilities	1,176,659,223	1,013,465,174	159,870,201

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	89,038	89,144	14,062
Class B ordinary shares	10,316	10,316	1,627
Additional paid-in capital	1,855,403,759	1,870,571,828	295,075,454
Accumulated other comprehensive loss	(51,121,030)	(55,195,408)	(8,706,862)
Accumulated deficit	(539,827,893)	(569,404,138)	(89,821,294)
Total shareholders’ equity	1,264,554,190	1,246,071,742	196,562,987
Total liabilities and shareholders’ equity	2,441,213,413	2,259,536,916	356,433,188

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended March 31,
	2021	2022
	RMB	RMB	US$
Revenues	547,336,565	575,477,902	90,779,408
Cost of revenues(a)	(417,002,269)	(465,793,568)	(73,477,130)
Gross profit	130,334,296	109,684,334	17,302,278

Operating expenses:
Selling and marketing expenses(a)	(73,518,484)	(70,047,236)	(11,049,680)
Research and development expenses(a)	(25,609,234)	(41,848,584)	(6,601,452)
General and administrative expenses(a)	(31,313,799)	(31,060,435)	(4,899,663)
Total operating expenses	(130,441,517)	(142,956,255)	(22,550,795)
Government grants	352,342	268,370	42,334
Operating income (loss)	245,121	(33,003,551)	(5,206,183)

Interest expense	(1,732,700)	(1,454,464)	(229,436)
Interest income	1,216,578	1,183,923	186,759
Investment income	4,128,940	5,046,892	796,128
Income (loss) before income taxes	3,857,939	(28,227,200)	(4,452,732)
Income tax expense	(9,231,506)	(1,349,045)	(212,807)
Net loss	(5,373,567)	(29,576,245)	(4,665,539)

Other comprehensive loss
Foreign currency translation adjustment	2,903,736	(1,694,186)	(267,251)
Unrealized gain/(reclassification adjustment for gains) on available for sale securities, net	200,180	(2,380,192)	(375,466)
Comprehensive loss	(2,269,651)	(33,650,623)	(5,308,256)
Net loss per ordinary share
—Basic	(0.04)	(0.19)	(0.03)
—Diluted	(0.04)	(0.19)	(0.03)
Net loss per ADS
—Basic	(0.07)	(0.38)	(0.06)
—Diluted	(0.07)	(0.38)	(0.06)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net loss per ordinary share
—Basic	152,645,455	154,549,415	154,549,415
—Diluted	152,645,455	154,549,415	154,549,415
Weighted average number of ADS outstanding used in computing net loss per ADS
—Basic	76,322,728	77,274,708	77,274,708
—Diluted	76,322,728	77,274,708	77,274,708

Note:
(a) Includes share-based compensation expense as follows:

	Three Months Ended March 31,
	2021	2022
	RMB	RMB	US$
Cost of revenues	183,337	285,977	45,112
Selling and marketing expenses	3,031,862	3,917,456	617,963
Research and development expenses	4,001,487	4,917,894	775,779
General and administrative expenses	4,837,552	4,122,290	650,275
Total share-based compensation expense	12,054,238	13,243,617	2,089,129

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended March 31,
	2021	2022
	RMB	RMB	US$
Net loss	(5,373,567)	(29,576,245)	(4,665,539)
Add:
Share-based compensation expense	12,054,238	13,243,617	2,089,129
Adjusted net income (loss)	6,680,671	(16,332,628)	(2,576,410)